Exhibit 99.2

Nano Dimension’s Chairman and CEO Issues Video Message About the Upcoming AGM Vote and Reveals the Actual Alternatives

See Video to Hear Directly From The Company’s Leader On What Is At Stake

Waltham, Mass., Aug. 16, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), (“Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, released a video in which Yoav Stern, Chairman and Chief Executive Officer of the Company, outlines what shareholders should know ahead of the Annual General Meeting (“AGM”) vote about Nano Dimension, including its strategy and future, while also revealing the alternatives with the Murchinson Ltd. backed slate.

Click here to watch the video via YouTube: https://youtu.be/6isQSXd5OGU

Shareholders can also find the video and learn more about voting by visiting: www.ProtectingNanoValue.com

Nano Dimension’s Board of Directors urges shareholders to protect their investment and the future of the Company by voting today “FOR” ALL of Nano Dimension’s highly qualified nominees. The AGM will be held on Thursday, September 7th, 2023 at 8:00 a.m. ET. Shareholders of record as of the close of business on July 31st, 2023, are entitled to vote at the meeting. Votes must be received by 12:00 p.m. ET on August 31, 2023. Please follow the instructions on your voting instruction form as your broker may impose earlier voting cut-offs.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics manufacturing machines enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing. For more information, please visit www.nano-di.com.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACTS

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com